Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in TRW Inc.'s Registration Statement No. 333-03973 on Form S-8 pertaining to The TRW Employee Stock Ownership and Savings Plan and the related prospectus of our report dated April 27, 2001 with respect to the financial statements of The TRW Employee Stock Ownership and Savings Plan for the fiscal year ended December 31, 2000 included in this Annual Report on Form 11-K.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio
May 18, 2001